UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	01 October 2024 - “Update on purchase alongside Pfizer offering ”

99.1

Haleon plc: Update on off-market purchase alongside Pfizer Inc. offering
1 October 2024: Further to its announcement on 30 September 2024, Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) has agreed to make an off-market purchase of 60,526,315 ordinary shares of £0.01 each of the Company from Pfizer Inc. ("Pfizer") pursuant to the terms of the share purchase deed entered into between Haleon and Pfizer that was previously approved by Haleon's shareholders.
The off-market purchase is being made in conjunction with, and subject to the completion of an offering by Pfizer to institutional investors, the results of which have been announced by Pfizer today. The purchase price payable by Haleon to Pfizer for the off-market purchase is £3.80 per ordinary share and the total consideration payable will be approximately £230 million.
The off-market purchase includes 30,161,278 ordinary shares worth approximately £114.6 million in aggregate which will be cancelled and represent the remainder of the £500 million allocated to share buybacks in 2024. As such, Haleon today also announces that it has ended its on-market share buyback programme launched on 1 August 2024.
Separate to the remaining capital allocated to buybacks in 2024, the off-market purchase includes an additional 30,365,037 ordinary shares worth approximately £115.4 million in aggregate that will be held as treasury shares for the purposes of satisfying Haleon's obligations under its existing employee share plans in 2025.
On completion of the off-market purchase and Pfizer's offering to institutional investors, Pfizer's interest in Haleon's issued ordinary shares with voting rights is expected to reduce from approximately 22.6% to approximately 15.0%.
Brian McNamara, Chief Executive Officer of Haleon commented: "Our purchase of shares from Pfizer will successfully deliver on our commitment to return £500 million to shareholders through share buybacks this year, and marks another milestone in Pfizer reducing its stake in Haleon following our listing in July 2022. It's also fully consistent with our capital allocation priorities to drive attractive returns for shareholders, underpinned by a strong investment grade balance sheet."
The Company will make a further announcement upon completion of the off-market purchase.
Amanda Mellor
Company Secretary

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.
For more information please visit www.haleon.com
Not for release, publication or distribution in the United States, Canada, Japan, Australia or any other state or jurisdiction in which such release, publication or distribution would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 01, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary